September 19, 2022

Via EDGAR

Jennifer Gowetski

Amanda Ravitz

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

RE:	Iron Mountain Incorporated

Definitive Proxy Statement on Schedule 14A

Filed March 31, 2022

File No. 001-13045

Dear Mses. Gowetski and Ravitz,

The purpose of this letter is to respond to your letter of August 31, 2022 (the “Letter”).

I am writing to confirm that, to the extent applicable, Iron Mountain Incorporated (the “Company”) will enhance its future proxy disclosure in accordance with the topics discussed in the Letter as well as with respect to any material developments to the Company’s risk oversight structure, in each case, in accordance with Item 407(h) of Regulation S-K.

Sincerely,
IRON MOUNTAIN INCORPORATED

By:
William L. Meaney
President and Chief Executive Officer